Filed by Pathfinder Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pathfinder Acquisition Corporation

Commission File No. 001-40074

This copy is for your personal, non-commercial use only. To order presentation-ready copies for distribution to your colleagues, clients or customers visit https://www.djreprints.com.

https://www.wsj.com/articles/servicemax-backed-by-silver-lake-and-ge-to-go-public-in-1-4-billion-spac-deal-11626381321

◆ WSJ NEWS EXCLUSIVE | IPOS

ServiceMax, Backed by Silver Lake and GE, to Go Public in $1.4 Billion SPAC Deal

Field-service software company to merge with Pathfinder Acquisition

ServiceMax CEO Neil Barua says the business has gotten a boost from the coronavirus pandemic as employers realize the importance of arming field workers with the most modern tools.

PHOTO: SERVICEMAX

By *Miriam Gottfried*
Updated July 15, 2021 5:55 pm ET

ServiceMax has agreed to merge with a special-purpose acquisition company in a deal that will take the maker of software for field-service technicians public, the companies said Thursday.

The software company—whose current owners include private-equity firm Silver Lake, General Electric Co. GE -0.39% ▼ and the venture arm of business-software giant Salesforce.com CRM -2.00% ▼ —will merge with Pathfinder Acquisition Corp. PFDR -0.10% ▼ in a deal that values ServiceMax at about $1.4 billion.

The Wall Street Journal reported earlier on the transaction.

to shed assets unrelated to its core business. Exact terms of that transaction weren't disclosed, but the company was valued at a discount to the $915 million GE had paid in 2016 for the whole entity, The Wall Street Journal reported.

Salesforce Ventures and Silver Lake led an additional $80 million investment in ServiceMax in February 2020. The company said at the time that it planned to use the money to deepen product development and improve the customer experience in manufacturing, medical devices, energy, heavy equipment and other industrial markets.

Silver Lake, Salesforce Ventures and GE are all retaining their full stakes in the company.

Write to Miriam Gottfried at Miriam.Gottfried@wsj.com

Appeared in the July 16, 2021, print edition as 'ServiceMax To Go Public After Deal With SPAC.'

Copyright © 2021 Dow Jones & Company, Inc. All Rights Reserved

This copy is for your personal, non-commercial use only. To order presentation-ready copies for distribution to your colleagues, clients or customers visit https://www.djreprints.com.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Pathfinder Acquisition Corporation (“Pathfinder”) or ServiceMax Inc. (“ServiceMax”) will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a prospectus with respect to the securities to be issued in connection with the proposed transaction and a proxy statement with respect to the stockholder meeting of Pathfinder to vote on the proposed transaction. Stockholders of Pathfinder and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Pathfinder, ServiceMax and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Pathfinder as of a record date to be established for voting on the proposed transaction. Once available, stockholders of Pathfinder will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Pathfinder and ServiceMax and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Pathfinder and their ownership is set forth in Pathfinder’s filings with the SEC, including the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Pathfinder stockholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pathfinder or ServiceMax, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

4